                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                            J. Ray McDermott, S.A.
     ---------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 par value
     ---------------------------------------------------------------------
                        (Title of Class of Securities)


                                 P 64658 10 0
     ---------------------------------------------------------------------
                                (CUSIP Number)

 S.W. Murphy, Senior Vice President, General Counsel and Corporate Secretary,
           1450 Poydras Street, New Orleans, LA 70112 (504) 587-5300
     ---------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 10, 1999
     ---------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)


                              (Page 1 of 8 Pages)

-----------------------                                      -----------------
CUSIP No.  P 64658 10 0               13D                    Page 2 of 8 Pages
-----------------------                                      -----------------

--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    McDermott International, Inc.
    I.R.S. Employer Identification No. 72-0593134
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]
                                                       (b) [_]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS*
    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                                    [_]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Republic of Panama
--------------------------------------------------------------------------------
        NUMBER OF       7  SOLE VOTING POWER
                           24,668,297/1/
         SHARES         --------------------------------------------------------

       BENEFICIALLY     8  SHARED VOTING POWER

         OWNED BY       --------------------------------------------------------
                        9  SOLE DISPOSITIVE POWER
           EACH            24,668,297
                        --------------------------------------------------------
         REPORTING
                        10  SHARED DISPOSITIVE POWER
        PERSON WITH
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    24,668,297
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [_]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    63.17%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     /1/ In connection with the contribution to the Issuer by McDermott International, Inc. (the "Company") of its marine construction services business, the Issuer issued 3,200,000 shares of its Series A $2.25 Cumulative Convertible Preferred Stock (the "Series A Preferred Stock") to the Company.
The Series A Preferred Stock is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each share of Series A Preferred Stock has one vote per share, voting with the holders of the Issuer's common stock as a single class, on all matters that are voted on by holders of shares of common stock.








                               Page 3 of 8 Pages

Introduction

     This Amendment No. 1 to Schedule 13D relating to the common stock of J. Ray McDermott, S.A is being filed by the Company pursuant to Rule 13d-2 of the Exchange Act to amend the Schedule 13D originally filed by the Company on February 9, 1995

ITEM 1.     Security and Issuer.
            Title of Security:
            Common Stock, par value $.01

            Name and Address of Issuer's Principal Executive Offices:
            J. Ray McDermott, S.A.
            1450 Poydras Street
            P.O. Box 61829
            New Orleans, LA 70161-1829

Item 2.     Identity and Background.

ITEM 2(A).  Name of Person Filing:
            McDermott International, Inc. (the "Company")

            Place of Organization:
            Republic of Panama

ITEM 2(B).  Address of Principal Business Office
            1450 Poydras Street
            P.O. Box 61961
            New Orleans, LA 70161-1961

ITEM 2(C).  Principal Business:
            Energy Services Industry

ITEM 2(D).  Criminal Convictions:
            None

Item 2(e).  Civil Proceedings:
            None


                               Page 4 of 8 Pages

ITEM 3.   Source and Amount of Funds or Other Consideration.
          In connection with the business combination between Offshore Pipelines, Inc. and the marine construction services business of the Company resulting in the formation of the Issuer, the Company contributed substantially all of its marine construction services business to the Issuer in exchange for 24,668,297 shares of common stock, 3,200,000 shares of Series A $2.25 Cumulative Convertible Preferred Stock (see footnote 1 to Schedule 13D), and other consideration.

          The Company intends to use its capital stock and/or other consideration to acquire additional shares of the Issuer (see Item 4).

Item 4.   Purpose of Transaction.

          The securities were acquired in connection with the merger resulting in the formation of the Issuer. It is the intention of the Company to hold the securities as an investment. It is also the intention of McDermott International to acquire all of the publicly held shares of the Issuer.

          The Board of Directors of McDermott International has made a proposal to the Independent Committee of the Board of Directors of the Issuer, under which the Company would acquire all of the publicly held shares of the Issuer. The proposal calls for a merger in which each publicly held share of the Issuer would be converted into 1.15 shares of the Company. There can be no assurance that the proposal will be approved by the Independent Committee of the Board of Directors of the Issuer or if the proposal is approved, that the Company and the Issuer will enter into a definitive merger agreement or that any of the conditions to the consummation of the transaction contemplated by such merger agreement will be satisfied in a timely manner or at all. If the Company is unable to reach an agreement with the Board of Directors of the Issuer or any conditions to the consummation of the transaction contemplated by such agreement are not satisfied, the Company will consider alternatives to acquire some or all of the existing publicly held shares of the Issuer.


                               Page 5 of 8 Pages

Item 5.   Interest in Securities of the Issuer.

          The Company holds 24,668,297 shares of the Issuer's common stock, approximately 63% of the Issuer's outstanding common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships   With
          Respect to Securities of the Issuer.
          Pursuant to the Merger Agreement, as hereinafter defined, the Company agreed to vote its shares of the Issuer's capital stock in favor of the election of certain Directors at the first annual meeting after the date of the Merger Agreement. Such arrangement is no longer in effect.

Item 7.   Material to be Filed as Exhibits.
1. Agreement and Plan of Merger dated as of June 2, 1994 (as amended, the "Merger Agreement"), by and among Offshore Pipelines, Inc., the Issuer, the Company, and J. Ray McDermott Holdings, Inc. (formerly MCB I, Inc.).*

2.        Press Release dated March 10, 1999 of McDermott International, Inc.


*Previously filed.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 1999                         McDERMOTT INTERNATIONAL, INC.


                                       /s/ DANIEL R. GAUBERT
                                       -----------------------------------
                                       By: Daniel R. Gaubert
                                           Senior Vice President and Chief
                                           Financial Officer


                               Page 6 of 8 Pages

                               INDEX TO EXHIBITS


Exhibit No.                             Description
-----------                             -----------
1. Agreement and Plan of Merger dated as of June 2, 1994 (as amended), by and among J. Ray McDermott, S.A., McDermott International, Inc., MCB I, Inc. and Offshore Pipelines, Inc.*

2.           Press Release dated March 10, 1999 of McDermott International, Inc.

* Previously filed.





                               Page 7 of 8 Pages